SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2004


                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


              RYANAIR'S CUSTOMER SERVICE STATISTICS FOR MARCH 2004

Ryanair, Europe's No.1 low fares airline, today (7th April 04) released its customer service statistics for March 2004. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No.1 for Customer Service.

- 93% of all Ryanair's 15 798 flights during the month of March arrived on time.
-    Complaints registered at less than 1 (0.49) complaint per 1 000 passengers.
-    Mislaid baggage registered at less than 1 (0.64) bag per 1 000 passengers.


PASSENGER STATISTICS - MARCH 04                      2003         2004
---------------------------------                   ------       ------
On-time flights                                        91%          93%
---------------------------------                   ------       ------
Complaints per 1000 pax                              0.95         0.49
---------------------------------                   ------       ------
Baggage complaints per 1000 pax                      0.60         0.64
---------------------------------                   ------       ------
Complaints answered within 7 days                     100%         100%
---------------------------------                   ------       ------


Ends.

For further information:  Paul Fitzsimmons        Pauline McAlester
                          Ryanair                 Murray Consultants
                          Tel: + 353 1 812 1228   Tel: + 353 1 4980 300

Ryanair Monthly Statistics Compared with Association of European Airlines The following comparisons are based on the Association of European Airlines monthly performance statistics for our major competitors for the month of February 2004 and also figures published on other airline websites.

Ryanair's No 1 on-time performance compared with other Major airlines in Europe.


Airline                                            Ranking           %
Ryanair                                               1            92.0
SAS                                                   2            85.5
Lufthansa                                             3            81.6
British Airways                                       4            80.6
Air France                                            5            78.9
Iberia                                                6            78.7
easyJet                                               7            77.5
Alitalia                                              8            71.9


             % Flights arriving within 15 minutes of scheduled time

Source: Ryanair monthly stats compared to Association of European Airlines: Feb 2004

Verified by the CAA in arrears


Ryanair No. 1 major airline for fewest lost bags


Airline                 Ranking             Baggage Missing Per 1 000 Passengers
Ryanair                    1                               0.63
Iberia                     2                                9.2
Alitalia                   3                               10.2
SAS                        4                               10.6
Air France                 5                               12.6
British Airways            6                               14.2
Lufthansa                  7                               17.9
Austrian                   8                               20.2
easyJet                    Refuse to Publish



Source: Ryanair monthly stats compared to Association of European Airlines: Feb 2004

Ryanair No. 1 major airline for fewest cancellations


Airline                             Ranking                 % flights completed
Ryanair                               1                            99.4
British Airways                       2                            98.9
SAS                                   3                            98.7
Lufthansa                             4                            98.2
Iberia                                5                            98.0
Austrian                              6                            97.3
Alitalia                              7                            94.9
Air France                            Refuse to Publish
easyJet


Source: Ryanair monthly stats compared to Association of European Airlines:
Feb 2004

Ryanair / EasyJet Punctuality Comparisons


                                   On Times                       Ryanair
           Week Ending             Ryanair      Easyjet*         Position
  1.         04-Jan                  90%          73%                1
  2.         12-Jan                  91%          80%                1
  3.         19-Jan                  95%          84%                1
  4.         26-Jan                  95%          89%                1
  5.         01-Feb                  85%          64%                1
  6.         08-Feb                  93%          81%                1
  7.         15-Feb                  95%          84%                1
  8.         22-Feb                  91%          84%                1
  9.         29-Feb                  89%          69%                1
 10.         07- Mar                 93%          80%                1
 11.         14-Mar                  93%          80%                1
 12.         21-Mar                  92%          82%                1
 13.        28 - Mar                 95%          88%                1


*Source: www.ryanair.com and Easyjet website


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  7 April 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director